Exhibit 15.3

August 11, 2015

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Diageo plc and, under the date of July 30, 2013 (except as to Notes 2 and 3(d), which are as of 16 March 2015), we reported on the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows of Diageo plc and subsidiaries for the year ended June 30, 2013. On September 19, 2013, at Diageo plc’s annual general meeting, we declined to stand for re-election. We have read Diageo plc’s statements included under Item 16.F of its Form 20-F to be filed on August 11, 2015, and we agree with such statements.

Very truly yours,

/s/ KPMG Audit Plc